February 28, 2005

via U.S. Mail 						         via facsimile

Daniel T. Farrell				         	         Charles A.
Cleveland
President, Secretary and Director		         	         Charles
A.
Cleveland, P.S.
Quincy Gold Corporation				         (509) 326-1872
309 Center Street
Hancock, MI 49930

Re:	Quincy Gold Corporation
		Form SB-2 filed January 26, 2005
	File No. 333-122301

Dear Mr. Farrell:

      We have limited our review of the above filings to only the areas upon which we have issued comments. Where indicated, we think you should revise your documents in response to these comments.
If
you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

Selling Shareholders, page 9

1. Please provide further description of the underlying private placement transactions. For example, disclose your use of proceeds from those private placements.

2. Indicate the natural persons who exercise voting and/or dispositive powers with respect to the shares held by non-persons. See Exchange Act Rule 13d-3; Interpretation I.60 of the July 1997 manual of publicly available CF telephone interpretations, as well as interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual. See also Rule
13d-3 under the Exchange Act.

3. Is any selling shareholder a registered broker-dealer or affiliate of a registered broker-dealer? If so, please confirm to us on a supplemental basis that the securityholder purchased the securities you are registering on its behalf in the ordinary course of business, and that at the time of the purchase of the securities to be resold, the securityholder had no agreements or understandings, directly or indirectly, with any party to distribute the securities. Otherwise, identify the reselling securityholder as an underwriter. We may have additional comments.

Exhibits, page 63

4. It appears the exhibit list is incorrect.  For example, Exhibit
23.2 lists Sellers and Andersen, L.L.C. as your accountant, but the consent is signed by Madsen & Associates, CPA`s Inc. Please revise.

Closing Comments

	Please amend the above filings in response to our comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendments and response to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy
and
accuracy of the disclosure in the filing; and
?	the company may not assert this action as defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date. We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please direct all questions relating to the above comments to
Jason Wynn, at (202) 824-5665, or in his absence, to the undersigned at (202) 942-1870. Direct all correspondence to the following ZIP code: 20549-0405.

							Sincerely,


							H. Roger Schwall
							Assistant Director

cc:  J. Wynn

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Quincy Gold Corporation
February 28, 2005
page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE